UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

Relevant part of the Minutes of Central Puerto S.A.

Board of Directors’ Meeting held on March 5, 2026

Minutes No. 430: In the City of Buenos Aires, on March 5, 2026, at 9.00 am, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meet, with the presence of Directors Osvaldo RECA, Miguel DODERO, Diego PETRACCHI, Tomas WHITE, Marcelo Atilio SUVA, José Luis MOREA, Martin LHEZ, Martina BLANCO, and Jorge Eduardo VILLEGAS, and the members of the Company’s Statutory Audit Committee, Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON. Mr. RECA informs that the Meeting is held via videoconference pursuant to Section 23 of CPSA’s Bylaws, which section states that the Board of Directors can hold meetings with members communicated via videoconference. Quorum being sufficient to hold the meeting, (...) the sixth item in the Agenda is open for discussion: 6) CONSIDERATION OF THE ANNUAL REPORT AND ITS EXHIBIT, THE CONSOLIDATED STATEMENT OF INCOME, CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENT OF CHANGES IN EQUITY, CONSOLIDATED STATEMENT OF CASH FLOWS, NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS, INDIVIDUAL STATEMENT OF INCOME, INDIVIDUAL STATEMENT OF COMPREHENSIVE INCOME, INDIVIDUAL BALANCE SHEET, INDIVIDUAL STATEMENT OF CASH FLOWS, NOTES TO INDIVIDUAL FINANCIAL STATEMENTS AND BRIEF FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025. Mr. Osvaldo Reca takes the floor and informs that the Board of Directors must consider and approve the Annual Report and its Exhibit, the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash

Flows, Notes to the Consolidated Financial Statements and Exhibits, the Individual Statement of Income, the Individual Statement of Comprehensive Income, the Individual Balance Sheet, the Individual Statement of Cash Flows, Notes to the Individual Financial Statements and the Brief for the fiscal year ended December 31, 2025. Such documentation has previously been made available to the Board of Directors. After acknowledging the Statutory Audit Committee report and the Certifying Accountant’s report, and after a short debate, the Board of Directors unanimously approve the Annual Report and its Exhibit, the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows, the Notes to the Consolidated Financial Statements and their Exhibits, the Individual Statement of Income, the Individual Statement of Comprehensive Income, the Individual Balance Sheet, the Individual Statement of Cash Flows, Notes to the Individual Financial Statements and the Brief for such fiscal year. (…) There being no further business to transact, the meeting is adjourned at --.

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 26, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact